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                                Voyager One, Inc.
                             859 West Court, Suite I
                          Vernon Hills, Illinois 60061

August 12, 2004

U.S. Securities and Exchange Commission Division of Corporate Finance Judicial Plaza 450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Attention:        Thomas Jones
                  Assistant Director

RE:      VOYAGER ONE, INC.
         WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-2, FILED JULY 30, 2004 FILE NO. 333-117790

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C, this letter is a formal request to withdraw the Registration Statement on Form SB-2, originally filed on July 30, 2004, by Voyager One, Inc. No securities were sold in connection with this offering. We are requesting withdrawal due to changes in our business plan, operations and capital structure.

Please advise if you need any additional information in order for you to consent to our request to withdraw our registration statement.

Sincerely,

Voyager One, Inc.


By: /s/ Sebastien C. DuFort
    ----------------------------------------
      Sebastien C. DuFort, President